

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 7, 2008

Mr. Lou Van Vuuren
Chief Financial Officer
Great Basin Gold Ltd.
1108 - 1030 West Georgia Street
Vancouver BC, V6E 2Y3
Canada

> **Re:** **Great Basin Gold Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **Response Letter Filed August 13, 2008**
> **File No. 001-31729**

Dear Mr. Van Vuuren:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures

1. We note in your response to our prior comment number two you have included a sample of your proposed revised disclosure. The proposed disclosure does not sufficiently address our comment in so far as it continues to state your effectiveness conclusion based on half of the definition of disclosure controls and procedures. Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of

the Exchange Act. For example, if true, you can state that your disclosure controls and procedures are effective at ensuring that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and at ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, if true, you can state that your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective. Your current disclosure implies that you have evaluated your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, and concluded that they are effective for only part of that definition. In your response to this comment, please provide us with a sample of your proposed revised disclosure.

Internal Control Over Financial Reporting

2.   We note in your response to our prior comment number three that your future filings will "refer to the fact that no significant changes in internal controls over financial reporting had occurred… regardless of the significance of the change." Your proposed changes do not sufficiently satisfy our prior comment. Please note that the disclosure requirements of General Instruction B(6)(e) of Form 40-F contemplate changes that have, or are reasonable likely to have, a material affect. The "significance" of a change is not a factor as to whether disclosure of the change is required, and therefore your disclosure should not contemplate or otherwise make reference to the significance of the change. Please modify your disclosure accordingly. In responding to this comment, please provide us with a sample of your proposed future disclosure.

Exhibit 99.6 – Consolidated Financial Statements

Auditor's Report, page 3

3.   We note your response to our prior comment number five and are not in a position to agree with your conclusion regarding the omission of the audit report of the comparative financial statements. Please note that General Instruction B3 to Form 40-F requires that the financial statements filed by this form be audited. We continue to believe that audited financial statements should be accompanied by an audit report. Please amend your filing to include an audit report that covers the financial statements as of and for the year ended December 31, 2006.

4.   In regards to our prior comment number five, please contact us at your earliest convenience to discuss your disclosure of amounts for the period from January 1, 1998 to December 31, 2007.

Consolidated Statements of Cash Flows, page 8

5.   We note in your response to our prior comment number six that you intend change your presentation in future filings. In regards to the line items "taxation paid" and "dividends received", please tell us how you intend to change this presentation in future filings, including whether you intend to change the caption titles or present them within the categories of non-cash items or changes in balance sheet items in the statement of cash flows.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief